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EXHIBIT 1



FOR IMMEDIATE RELEASE

Contacts:

Ribozyme Pharmaceuticals, Inc.
Ralph E. Christoffersen, Ph.D.
CEO and President
(303) 449-6500

                      RIBOZYME PHARMACEUTICALS ANNOUNCES
                         SALE OF OVER-ALLOTMENT SHARES

     BOULDER, Colorado, April 12, 2000 -- Ribozyme Pharmaceuticals, Inc. (RPI) (NASDAQ: RZYM) announced today that on April 11, 2000 the underwriters of Ribozyme's recently completed 3,150,000 share secondary offering of common stock have exercised their over-allotment option to purchase 472,500 shares of common stock at $18.00 per share. The over-allotment sale consists entirely of shares offered by selling shareholders. The Company will not receive any of the proceeds from the sale of these shares.

     The Company is developing a new class of drugs based on "ribozymes." Ribozymes are engineered molecules that have the ability to cleave RNA, including mRNA, and thereby selectively inhibit protein production. The Company currently has three product candidates in pre-clinical testing and clinical trials and expects to initiate development on a fourth product candidate by the end of 2000.

     This announcement does not constitute an offer to sell or the solicitation of an offer to buy the shares, which may only be made by a prospectus, which may be obtained from the Underwriters.

     RPI (www.rpi.com) is located in Boulder, Colorado.

This press release contains forward-looking statements that involve risks and uncertainties, and actual events or results may differ materially. These risk factors include actions by the U.S. Food and Drug Administration, technological advances, ability to obtain rights to technology, ability to obtain and enforce patents, ability to commercialize and manufacture products and general economic conditions. These and additional risk factors are identified in RPI Securities and Exchange Commission filings, including the Forms 10-K and 10-Q and in other SEC filings.